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Joseph P. Bartlett

Direct Dial: 310.201.7481
Direct Fax: 310.201.2380                                       [GRAPHIC OMITTED]
E-Mail: jbartlett@ggfirm.com                     GREENBERG GLUSKER FIELDS CLAMAN
File Number: 03471-00003                               MACHTINGER & KINSELLA LLP
Document Number: 1482695



                                           July 5, 2005


United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

     Re: Allis-Chalmers Energy Inc.
         Preliminary Proxy Statement on Schedule 14A
         File No. 1-02199
         Filed June 6, 2005

Ladies and Gentlemen:

     This is in response to the letter of Jennifer Hardy dated June 29, 2005. We have the following responses to the comments set forth in the letter.

Proxy Statement
---------------

1. Please note that if you are seeking to increase the authorized shares of common stock in connection with two acquisitions that you completed in 2005, you must provide the information in Item 14 to Schedule 14A. See Note A to Schedule 14A.

          Response:
          ---------

          The stock issuable in connection with the two acquisitions completed in 2005 has already been issued, and thus such issuance is not a purpose of the current proposal to increase the authorized shares.

2. We reference information set forth in your letter dated May 10, 2005 to Carol Stacey. Please provide us your analysis of whether any additional disclosures are required under Item 14 and Item 15 of Schedule 14A, including the disclosures we requested in our letter dated June 1, 2005. In light of our letter, we note that historical financial statements and pro forma statements of operations under Rule 3-05 and Rule 11-02 of Regulation S-X are not required. See Note A to schedule 14A.



       1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
        Telephone: 310.553.3610 Fax: 310.553.0687 Website: www.ggfirm.com

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United States Securities and Exchange Commission
Attention:  Jennifer Hardy, Branch Chief
July 5, 2005
Page 2

          Response:
          ---------

          The transaction that was the subject of the Registrant's letter to the SEC and of the letter from Ms. Overton of the SEC to the Registrant dated June 1, 2005 is currently being discussed by the Registrant. Therefore, it is not probable that the acquisition of these assets will take place or that the buyer and seller will agree on mutually acceptable terms and conditions of a transaction. Moreover, the parties have not come to an agreement on the basic terms of the transaction, including the purchase price. While it is possible that common stock could be issued to complete the transaction, neither party has suggested that common stock be issued at this point in time.

     On behalf of the Registrant, we hereby confirm that:

     (1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Very truly yours,

                                           /s/ Joseph P. Bartlett

                                           Joseph P. Bartlett

JPB:ss